FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

February 27, 2012

Filed Via EDGAR (CIK #0000890089)

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Subject: The Money Market Portfolios (the “Registrant” or “Trust”)

                        (The Money Market Portfolio)

(File Nos. 811-07038)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), that you provided on December 12, 2011 with regard to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (“PEA 23”), filed with the Commission on October 27, 2011 under the Investment Company Act of 1940, as amended.

Each comment is summarized below, followed by the Registrant’s response to the comment. These responses will be incorporated into an amendment to the Registrant’s Registration Statement to be made on or about February 28, 2012.

PROSPECTUS COMMENTS:

1.       Comment:   Per Form N-1A Item 6 - State specifically that the fund shares are redeemable. Briefly describe redemption process.

      Response:   Item 6 of Part A will be revised to read:

“Item 6. Purchase and sale of Fund Shares

Shares of the Fund are sold only to other investment companies.  The Fund's shares are redeemable. Purchases and redemptions are processed by written request, telephone or wire transfer on any day the Fund is open for business. There are no investment minimums for the purchase of Fund shares.”

2.   Comment:   Per Form N-1A Item 9 Goals and Strategies - "Goal" should be changed to "objective" to conform to the form.

      Response:   For many years, the Franklin Templeton fund complex has used the term “goal(s)” for identifying the investment purpose of each fund. We believe this usage is consistent with the intent of Form N-1A.

3.   Comment:   Per Form N-1A Item 12 (c) - for the second paragraph beginning "As a master fund,..." add "as required under the 1940 Act" to the last sentence.

Response:    This paragraph will be revised to read [italics provided for emphasis here]:

“As a master fund, the Fund may have one or more funds that serve as Feeder Funds.  Any change to the fundamental investment goal or the fundamental investment restrictions would be submitted to all the Feeder Funds.  For those Feeder Funds that are registered under the 1940 Act and invest all of their assets in the Fund, pursuant to the requirements of the 1940 Act, such Feeder Funds’ voting rights with respect to the Fund’s shares will be passed through to such Feeder Fund’s own shareholders. It is possible that a change in fundamental investment goal or fundamental investment restriction could be approved by the Fund’s shareholders, as required by the 1940 Act, even if the shareholders of one or more Feeder Funds voted against the change.”

4.   Comment:  Per Form N-1A Item 16 - for the paragraph beginning “Generally, the policies and restrictions...” add "with the exception of borrowing.”

      Response:   This paragraph will be revised accordingly.

5.   Comment:  Per Form N-1A Item 16 - for the "When-issued and delayed-delivery transactions" risk the second sentence of the first paragraph needs to add “and restrictions.”

      Response:   This paragraph will be revised accordingly.

6.    Comment:  Per Form N-1A Item 17 (a) - with respect to the heading “Other Directorships Held” in the Independent Board Members biographical table in the “Officers and Trustees”, please add the phrase “During at Least the Past 5 Years.”

      Response:   This table will be revised accordingly.

7.   Comment:   Per Form N-1A Item 17 (b) - for the “Board Structure” section it must be noted why the board structure is appropriate.

      Response:   We disclose in our response to Item 17(b) that “[i]t is believed such [board] structure and activities assure that proper consideration is given at board meetings to matters deemed important to the Fund and its shareholders.”

8.   Comment:   Per Form N-1A Item 17 (e) - for the "Code of Ethics" the reference to a principal underwriter seems to be in error.

      Response: This reference will be stricken as this Fund does not have a principal underwriter.

Please do not hesitate to contact me at (650) 312-5824 or Bruce Bohan at (650) 312-3504 if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

Sincerely yours,

THE MONEY MARKET PORTFOLIOS

/s/DAVID P. GOSS

David P. Goss

Vice President